

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2021

Craig S. Tyle
General Counsel
Franklin Holdings, LLC
One Franklin Parkway
San Mateo, CA 94403-1906

> **Re: Franklin Holdings Trust**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted October 25, 2021**
> **CIK No. 0001858258**

Dear Mr. Tyle:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Prospectus Summary, page 3

1. Please revise the section "Franklin Responsibly Sourced Gold ETF" on page 3 to disclose whether there are any limits as to how much pre-2012 LBMA gold bullion the fund can hold at any time. Describe the circumstances under which London Good Delivery gold bullion bars produced after January 2012 would not be available and the custodian would have to hold pre-2012 LBMA gold bullion. Explain what portion of the LBMA market is comprised of London Good Delivery gold bullion bars produced after January 2012.

The LBMA Responsible Sourcing Programme
Environmental, Social and Governance ("ESG") Metric Adherence, page 18

2.	We note your response to our prior comment 4 and reissue in part. Please tell us if there are any numeric environmental, social, and governance metric adherence requirements as part of the LBMA Responsible Sourcing Programme, and if so, please describe the calculation of specific metrics. Provide any quantitative disclosure related to such metrics such as specific thresholds, ceilings, etc. In this regard we note your disclosure on page 18 related to the general metrics and risks addressed in the LBMA Guidance. As an additional matter, disclose, quantitatively if available, the "specific parameters around this assessment" discussed in the last paragraph on page 18.

Special Considerations Relating to Recycled Gold, page 19

3.	Disclose here what portion of London Good Delivery gold bullion bars produced after January 2012 is comprised of recycled gold. In addition, state whether there is any upper limit to the amount of recycled gold that may be used in London Good Delivery gold bullion bars produced after January 2012.

General

4.	Please provide us with a supplemental discussion comparing the responsible sourcing standards of this product with the gold that is sourced for other similar gold products.

	You may contact David Irving at (202) 551-3321 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or John Dana Brown at (202) 551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc:	Amy C. Fitzsimmons, Esq.